EXHIBIT 1

OCTOBER 15, 2003
ENGLEWOOD CLIFFS, NEW JERSEY
Company Contact: Mr. Mark Du
Telephone: (201) 227-0680


Jinpan International Limited (AMEX SYMBOL `JST') DECLARES 40 CENTS CASH DIVIDEND FOR THE YEAR 2004.


ENGLEWOOD CLIFFS, NJ-OCTOBER 15, 2003- JINPAN INTERNATIONAL LIMITED
(JST) The Board of Directors of Jinpan International Limited declared a cash dividend of 40 cents per share of common stock for the year 2004. The company will make two distributions during the year 2004 to realize the overall distribution of 40 cents per share. The company also announced today that for the first nine months ending 09/30/03 sales rose to 23.2 million. For the year 2003, the company estimates a sales growth approximately 20%. As for net income, the company estimates 9% to 12% increase as compared to last year.

As the premier manufacturer of cast coil transformers in China, we plan to become a more global company by gaining market shares in the other regions of the world. In addition, we are looking for areas to provide a more complete package to our customers. We look forward to realizing our goals and to continue delivering the greatest value to our customers.